UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 5 November 2014

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X





Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

KEY FEATURES

Quarter on quarter

↗ 6% increase in gold production to 9 435kg (303 341oz)

↗ 8% increase in production profit at R913 million (US$85 million)

↗ Grade continues to increase
  • 4% improvement in underground recovered grade at 4.84g/t
  • on back of 5% improvement in recovered grade for the year ended 30 June 2014

↗ 18% increase in revenue to R4.4 billion (US$412 million)

↗ Net debt reduced from R1.0 billion to R771 million (from US$98 million to US$68 million)

↗ Net loss reduced by 78% to R266 million loss (US$25 million)

Q1 FY15

RESULTS
**FOR THE FIRST
QUARTER ENDED**
30 SEPTEMBER 2014

RESULTS FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2014

		Quarter September 2014	Quarter June 2014	Q-on-Q variance %
Gold produced	– kg	9 435	8 935	6
	– oz	303 341	287 266	6
Cash operating costs	– R/kg	355 693	341 864	(4)
	– US$/oz	1 028	1 011	(2)
Gold sold	– kg	9 987	8 635	16
	– oz	321 089	277 621	16
Underground grade	– g/t	4.84	4.66	4
All-in sustaining costs	– R/kg	431 063	428 383	(1)
	– US$/oz	1 245	1 267	2
Gold price received	– R/kg	443 690	435 775	2
	– US$/oz	1 282	1 289	(1)
Production profit	– R million	913	847	8
	– US$ million	85	81	5
Basic (loss)/earnings per share	– SAc/s	(61)	(282)	78
	– USc/s	(6)	(27)	78
Headline (loss)/earnings	– Rm	(266)	129	>(100)
	– US$m	(25)	12	>(100)
Headline (loss)/earnings per share	– SAc/s	(61)	30	>(100)
	– USc/s	(6)	3	>(100)

Harmony's Integrated Annual Report and the Form 20-F filed with the United States' Securities and Exchange Commission for the financial year ended 30 June 2014 are available on our website at
http://www.harmony.co.za/investors/reporting/annual-reports.

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.



CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
M Motloba*^ *Deputy Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
[1] Mozambican

Investor relations team

Email: HarmonyIR@harmony.co.za

Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za

Company Secretary

Riana Bisschoff
Telephone: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
E-mail: riana.bisschoff@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za

ADR[2] Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
[2] *ADR: American Depository Receipts*

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228

COMPETENT PERSON'S DECLARATION

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). In South Africa Harmony appoints an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Resources and Reserves South Africa: Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat., who has 19 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the South African Institute of Mining and Metallurgy (SAIMM).

Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc, who has 25 years relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

Mineral Resource and Reserve information as at 30 June 2014 has not changed.

CONTENTS

SHAREHOLDER INFORMATION

Issued ordinary share capital at 30 September 2014	435 825 447
Issued ordinary share capital at 30 June 2014	435 825 447
Market capitalisation	
At 30 September 2014 (ZARm)	10 765
At 30 September 2014 (US$m)	953
At 30 June 2014 (ZARm)	13 576
At 30 June 2014 (US$m)	1 276
Harmony ordinary share and ADR prices	
12-month high (1 October 2013 – 30 September 2014) for ordinary shares	40.32
12-month low (1 October 2013 – 30 September 2014) for ordinary shares	24.48
12-month high (1 October 2013 – 30 September 2014) for ADRs	3.77
12-month low (1 October 2013 – 30 September 2014) for ADRs	2.16
Free float	**100%**
ADR ratio	**1:1**
JSE Limited	**HAR**
Range for quarter (1 July – 30 September 2014 closing prices)	R24.70 – R35.21
Average daily volume for the quarter (1 July to 30 September 2014)	706 279 shares
Range for quarter (1 April – 30 June 2014 closing prices)	R27.72 – R35.60
Average daily volume for the quarter (1 April – 30 June 2014)	946 701 shares
New York Stock Exchange including other US trading platforms	**HMY**
Range for quarter (1 July – 30 September 2014 closing prices)	US$2.16 – US$3.29
Average daily volume for the quarter (1 July to 30 September 2014)	1 771 208 shares
Range for quarter (1 April – 30 June 2014 closing prices)	US$2.61 – US$3.34
Average daily volume for the quarter (1 April – 30 June 2014)	2 020 458 shares
Investors' calendar	**2014/2015**
Annual General Meeting	21 November 2014
Q2 FY15 live presentation from Cape Town	9 February 2015
Q3 FY15 presentation (webcast and conference calls only)	8 May 2015
Q4 FY15 live presentation from Johannesburg	18 August 2015
Q1 FY15 presentation (webcast and conference calls only)	5 November 2015

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

1. SAFETY

During the quarter, we continued our efforts to improve our safety. These actions included regular visits by senior management to underground workplaces, creating safety awareness through increased communication and engagement with our employees and enforcing safety accountability at each of our operations. A majority of our operations reported safety achievements during the quarter.

It is with deep regret that I report that two people were fatally injured in two separate incidences. They were Mhanjelwa Cebani (driller at Doornkop) and Mmaneo Florisa Muso (tramming crew supervisor at Tshepong). My sincere condolences go to the families, friends and colleagues of these employees.

2. GOLD MARKET

We are gold bulls and believe that the company must continue to be competitive in times of low gold prices to ensure that when the gold price strengthens, we will reap the benefits for all our stakeholders.

During the September 2014 quarter the US dollar gold price received remained stable at US$1 282/oz (US$1 289/oz in the June 2014 quarter). As a South African gold producer we continue to benefit from a weaker Rand. A 2% weakening in the Rand US dollar exchange rate to R10.77/US$ resulted in a 2% increase in the Rand gold price received for the September 2014 quarter. The Rand gold price received increased from R435 775/kg in the previous quarter to R443 690/kg in the quarter under review.

Our business plans for the financial year (FY15) were designed to ensure that the company is profitable and cash generative at a gold price of R425 000/kg. As 91% of our gold production is produced in South Africa, the Rand US dollar exchange rate remains important.

We continue to assess our operational performance at current gold price levels (see paragraphs 8 and 9 below). Corporate and service costs have been reduced and we continue to look at ways of further reducing it.

3. OPERATIONAL RESULTS

Harmony's underground grade continued to improve quarter on quarter. In the September 2014 quarter, underground recovered grade improved by 4% to 4.84g/t, on the back of a 5% year-on-year increase in recovered grade at the end of June 2014.

Quarter on quarter gold production increased by 6% (500 kilograms) to 9 435kg. The following operations contributed to higher gold production:

- Bambanani increased its tonnes milled by 20%, whilst recovered grade improved by 10% to 12.32g/t

- Target 1 improved recovered grade by 18% to 5.69g/t while tonnes milled decreased by 11%

- Target 3 improved recovered grade by 25% to 5.46g/t in the quarter under review. Tonnes milled increased by 14%

- Phakisa increased its tonnes milled by 8%. Recovered grade was 3% higher at 5.41g/t

- Doornkop increased its recovered grade by 38% to 4.55g/t

- Unisel improved both tonnes milled and recovered grade by 16% and 5% respectively

- Masimong increased tonnes milled by 19%, but recovered grade decreased by 5% to 3.77g/t, due to increased stoping

width during the quarter. Masimong's grade is expected to return to its previous level in the next quarter

- Kalgold improved both tonnes milled and recovered grade by 1% and 20% respectively

- Phoenix tailings increased tonnes milled with 3% and improved recovered grade from 0.12g/t to 0.14g/t

Gold production at Tshepong, Joel and Hidden Valley were lower due to lower face grades being mined at Tshepong and Joel and the ore blend between the Hamata and Kaveroi pits at Hidden Valley. Kusasalethu did not achieve its planned production during the quarter, due to equipment failures in the metallurgical plant.

Production at the surface dumps reduced by 1% (-3kg) mainly due to a 2% decrease in tonnes milled while the recovered grade remained stable at 0.35g/t.

4. FINANCIAL RESULTS

4.1 Revenue

Revenue increased by R668 million (18%) to R4 431 million as a result of the 16% increase in gold sold to 9 987kg and a 2% increase in the Rand gold price received at R443 690/kg in the September 2014 quarter.

4.2 Production costs

The increase in production costs in the September 2014 quarter is mainly as a result of gold stock movements of R301 million due to more gold being sold than produced. Increases in electricity costs (due to winter tariffs) and the annual labour cost increase accounted for R272 million of the total increase.

4.3 Amortisation and depreciation

Depreciation increased by R124 million, mainly due to the increase in production and an increase in the depreciation rates at certain mines following the completion of the new business plans.

4.4 Other (expenses)/income – net

The increase to R187 million in expenses in the September 2014 quarter is mainly due to the foreign exchange translation loss of R192 million recorded on the US dollar syndicated loan, resulting from the Rand weakening from R10.61/US$1 at 30 June 2014 to R11.32/US$1 at 30 September 2014.

4.5 Loss per share

The loss per share of 61 SA cents for the September 2014 quarter reduced from the loss per share of 282 SA cents for the June 2014 quarter.

4.6 Borrowings

The drawn down amount on the US dollar syndicated loan remained unchanged at US$270 million. However, the weakening of the Rand against the dollar exchange rate resulted in an increase in the balance in Rand terms. The balance is due at the end of September 2015 and has been reclassified to current liabilities.

4.7 Cash and cash equivalents

Cash balances increased by R452 million to R2 281 million mainly as a result of the increase in revenue from more gold produced and sold, as well as increased receipts from debtors during the quarter.

5. RECOGNITION AWARD FOR HARMONY'S CARBON DISCLOSURE AND REPORTING

Harmony has been recognised by the CDP South Africa as the top scorer in the CDP South Africa Climate Change Report 2014 published on 15 October 2014. CDP represents 767 investors globally who owns around US$92 trillion in assets.

Harmony attained a score of 100% for carbon disclosure and band "A" performance for leadership in respect of energy and climate change. CDP assesses companies' responses against two parallel scoring schemes, namely performance and disclosure. The highest scoring companies for performance and/or disclosure enter the Climate Performance Leadership Index and/or the Climate Disclosure Leadership Index.

Harmony is the only South African company to have received platinum awards in both the disclosure category and performance categories.

6. WHITE RIVERS EXPLORATION (PTY) LIMITED ("WHITE RIVERS") TRANSACTION

Harmony and White Rivers entered into an agreement on 12 September 2014, the main objective being to establish an exploration joint venture to explore and develop potential gold resources at White Rivers' Beisa Project and abutting exploration areas within Harmony's adjacent Target mine. Entering into the joint venture allows both Harmony and White Rivers the opportunity to further enhance the value that mining contributes in the Free State, extending the life of mining communities beyond Harmony's current life of mine.

Under the terms of the agreement, Harmony will have an initial 35% interest in the exploration joint venture, with White Rivers funding and managing exploration activities to prefeasibility study level.

7. EXPLORATION

7.1 Golpu

Golpu's new prefeasibility study is close to being finalised. Our considerations for the new targeted outcome include:

- return on investment
- project with lower capital
- near term cash flow

We aim to share the details of the prefeasibility study with the market in December 2014.

7.2 Kili Teke – more good news from Papua New Guinea

Some exciting initial results were reported from one of Harmony's 100% owned exploration areas, Kili Teke in the Papua New Guinea highlands (near Porgera). The results from surface sampling outline a kilometer scale, copper-gold geochemical porphyry with values of around 2.7% copper and 5.2 g/t gold.

8. TARGET 3 PLACED ON CARE AND MAINTENANCE

Following the suspension of mining operations at Target 3 at the end of the September 2014 quarter, the mine has been placed on care and maintenance.

9. POST QUARTER END – KUSASALETHU

As per the announcement released on 31 October 2014 (refer www.harmony.co.za/investors), Harmony management decided to close Kusasalethu for a two week period with the aim to remove all illegal miners, as well as complete all security and access control measures. No production will occur during this period and employees will be sent on leave.

The decision comes after a third underground fire in October 2014 month was started by illegal miners. Although no one was harmed in any of these fires, it did result in ten production days lost in October.

Harmony is adopting an uncompromising stance towards these activities and is working with organised labour and the regulatory authorities to do so. Harmony is implementing increased security and improved clocking-in systems to tighten control on who enters and exits its mines. The company also regularly inspects closed-up sections to ensure that they remain sealed off and cannot be accessed illegally.

These illegal mining activities pose a threat not only to the illegal miners' own health and safety, but also to the safety of employees. Very often these activities result in damage to property and mining equipment and disruption to operations due to negligence, sabotage, theft and vandalism. The activities of illegal miners can also cause pollution, underground fires and deplete mineral deposits, potentially making the future mining of such deposits uneconomical.

Kusasalethu's production has continued to be problematic and management is working on an alternative plan to return the mine to profitability.

10. IN CONCLUSION

Our efforts to improve efficiencies are aimed not only at mining and processing, but in every aspect of our business. We believe that Harmony remains undervalued and that its successes are not currently factored into the share price.

Graham Briggs
Chief executive officer

THE INVESTMENT CASE FOR HARMONY

Firstly, we are the most efficient South African gold miner, by focusing on ways to improve our safety, production and cash operating costs. In addition, we are a company that's focused on the future. An investment in us is not just for short-term gain – we aim to provide increasing long-term benefits. We are able to do this primarily by funding our own capital, which puts us in control of our business and enables us to make decisions that have a real impact on our profitability.

Secondly, we produce more than one million ounces of gold and being a leveraged gold company means that should the gold price rise our margins would improve dramatically in percentage terms. Management clearly understands this and we continue to make tough decisions in loss-making operations when the gold price softens. However, Harmony has a huge potential upside when the gold price strengthens, as we believe it will in the medium to long term.

One of our key strengths at Harmony is our understanding of where we operate – on both an economic and a social level. The countries in which we operate and have experience, South Africa and Papua New Guinea, are both emerging economies. They are developing countries and we are able to contribute to local communities in a way that can make a lasting difference. For this reason, we wholeheartedly embrace our social licences to mine and endeavour to go beyond compliance.

The final reason to invest in Harmony is Golpu. It's a resource that we're sure will develop into a world-class copper gold mine, and will allow us to sustain our business well into the future.

Extract from the Integrated Report for the financial year 2014

"Chief executive officer discusses the major issues of FY14 and beyond"

www.harmony.co.za

OPERATING RESULTS (RAND/METRIC) (US$/IMPERIAL)

			South Africa																		
			Underground production											Surface production							
		Three months Ended	Kusasa-lethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley	Total Harmony
Ore milled	**– t'000**	**Sep-14**	**290**	**136**	**158**	**259**	**185**	**183**	**59**	**146**	**114**	**81**	**1 611**	**1 609**	**636**	**393**	**2 638**	**4 249**	**521**	**4 770**
		Jun-14	286	161	146	247	156	206	49	152	98	71	1 572	1 564	649	388	2 601	4 173	525	4 698
Gold produced	**– kg**	**Sep-14**	**1 334**	**619**	**855**	**1 078**	**698**	**1 042**	**727**	**533**	**477**	**442**	**7 805**	**233**	**222**	**326**	**781**	**8 586**	**849**	**9 435**
		Jun-14	1 353	532	763	1 188	616	998	549	619	392	311	7 321	192	225	268	685	8 006	929	8 935
Gold produced	**– oz**	**Sep-14**	**42 889**	**19 901**	**27 489**	**34 658**	**22 441**	**33 501**	**23 374**	**17 136**	**15 336**	**14 211**	**250 936**	**7 491**	**7 137**	**10 481**	**25 109**	**276 045**	**27 296**	**303 341**
		Jun-14	43 500	17 104	24 531	38 195	19 805	32 086	17 651	19 901	12 603	9 999	235 375	6 173	7 234	8 616	22 023	257 398	29 868	287 266
Yield	**– g/tonne**	**Sep-14**	**4.60**	**4.55**	**5.41**	**4.16**	**3.77**	**5.69**	**12.32**	**3.65**	**4.18**	**5.46**	**4.84**	**0.14**	**0.35**	**0.83**	**0.30**	**2.02**	**1.63**	**1.98**
		Jun-14	4.73	3.30	5.23	4.81	3.95	4.84	11.20	4.07	4.00	4.38	4.66	0.12	0.35	0.69	0.26	1.92	1.77	1.90
Cash operating costs	**– R/kg**	**Sep-14**	**414 573**	**440 977**	**346 363**	**369 139**	**367 828**	**285 610**	**242 113**	**369 818**	**371 111**	**349 385**	**356 054**	**328 605**	**385 590**	**373 819**	**363 676**	**356 748**	**345 028**	**355 693**
		Jun-14	349 534	521 910	367 172	296 997	396 333	283 327	301 040	283 733	379 821	447 550	346 871	352 250	340 707	372 201	356 264	347 675	291 793	341 864
Cash operating costs	**– $/oz**	**Sep-14**	**1 198**	**1 274**	**1 001**	**1 067**	**1 063**	**825**	**699**	**1 069**	**1 072**	**1 009**	**1 029**	**949**	**1 114**	**1 080**	**1 051**	**1 031**	**997**	**1 028**
		Jun-14	1 034	1 544	1 086	879	1 173	838	891	839	1 124	1 324	1 026	1 042	1 008	1 101	1 054	1 029	863	1 011
Cash operating costs	**– R/tonne**	**Sep-14**	**1 907**	**2 007**	**1 874**	**1 536**	**1 388**	**1 626**	**2 983**	**1 350**	**1 553**	**1 907**	**1 725**	**48**	**135**	**310**	**108**	**721**	**562**	**704**
		Jun-14	1 654	1 725	1 919	1 428	1 565	1 373	3 373	1 155	1 519	1 960	1 615	43	118	257	94	667	516	650
Gold sold	**– kg**	**Sep-14**	**1 433**	**697**	**868**	**1 096**	**709**	**1 090**	**739**	**630**	**485**	**462**	**8 209**	**258**	**239**	**358**	**855**	**9 064**	**923**	**9 987**
		Jun-14	1 131	458	759	1 181	612	1 103	545	544	390	344	7 067	204	225	273	702	7 769	866	8 635
Gold sold	**– oz**	**Sep-14**	**46 072**	**22 409**	**27 907**	**35 237**	**22 795**	**35 044**	**23 759**	**20 255**	**15 593**	**14 854**	**263 925**	**8 295**	**7 684**	**11 510**	**27 489**	**291 414**	**29 675**	**321 089**
		Jun-14	36 362	14 725	24 402	37 970	19 676	35 462	17 522	17 490	12 539	11 060	227 208	6 559	7 234	8 777	22 570	249 778	27 843	277 621
Revenue	**(R'000)**	**Sep-14**	**635 948**	**309 439**	**385 455**	**486 350**	**314 566**	**483 669**	**328 079**	**279 430**	**215 453**	**204 975**	**3 643 364**	**114 586**	**106 905**	**158 640**	**380 131**	**4 023 495**	**407 641**	**4 431 136**
		Jun-14	493 055	195 768	332 058	516 839	268 045	482 003	238 972	238 095	170 550	149 999	3 085 384	89 208	93 668	119 767	302 643	3 388 027	374 891	3 762 918
Cash operating costs	**(R'000)**	**Sep-14**	**553 041**	**272 965**	**296 140**	**397 932**	**256 744**	**297 606**	**176 016**	**197 113**	**177 020**	**154 428**	**2 779 005**	**76 565**	**85 601**	**121 865**	**284 031**	**3 063 036**	**292 929**	**3 355 965**
		Jun-14	472 920	277 656	280 152	352 833	244 141	282 760	165 271	175 631	148 890	139 188	2 539 442	67 632	76 659	99 750	244 041	2 783 483	271 076	3 054 559
Inventory movement	**(R'000)**	**Sep-14**	**29 247**	**35 654**	**1 826**	**9 085**	**1 274**	**13 923**	**(1 481)**	**25 540**	**(11)**	**7 238**	**122 295**	**9 620**	**6 603**	**9 954**	**26 177**	**148 472**	**13 517**	**161 989**
		Jun-14	(83 364)	(33 881)	(5 436)	(11 891)	(3 134)	21 428	2 285	(15 350)	(1 117)	10 593	(119 867)	786	(203)	3 388	3 971	(115 896)	(23 155)	(139 051)
Operating costs	**(R'000)**	**Sep-14**	**582 288**	**308 619**	**297 966**	**407 017**	**258 018**	**311 529**	**174 535**	**222 653**	**177 009**	**161 666**	**2 901 300**	**86 185**	**92 204**	**131 819**	**310 208**	**3 211 508**	**306 446**	**3 517 954**
		Jun-14	389 556	243 775	274 716	340 942	241 007	304 188	167 556	160 281	147 773	149 781	2 419 575	68 418	76 456	103 138	248 012	2 667 587	247 921	2 915 508
Production profit/(loss)	**(R'000)**	**Sep-14**	**53 660**	**820**	**87 489**	**79 333**	**56 548**	**172 140**	**153 544**	**56 777**	**38 444**	**43 309**	**742 064**	**28 401**	**14 701**	**26 821**	**69 923**	**811 987**	**101 195**	**913 182**
		Jun-14	103 499	(48 007)	57 342	175 897	27 038	177 815	71 416	77 814	22 777	218	665 809	20 790	17 212	16 629	54 631	720 440	126 970	847 410
Production profit/(loss)	**($'000)**	**Sep-14**	**4 984**	**76**	**8 127**	**7 370**	**5 253**	**15 991**	**14 264**	**5 275**	**3 571**	**4 023**	**68 934**	**2 638**	**1 366**	**2 490**	**6 494**	**75 428**	**9 400**	**84 828**
		Jun-14	9 844	(4 566)	5 454	16 730	2 571	16 913	6 793	7 401	2 167	20	63 327	1 977	1 636	1 582	5 195	68 522	12 076	80 598
Capital expenditure	**(R'000)**	**Sep-14**	**124 368**	**55 554**	**85 185**	**83 513**	**40 526**	**73 614**	**24 540**	**30 778**	**29 229**	**20 437**	**567 744**	**634**	**503**	**6 420**	**7 557**	**575 301**	**21 153**	**596 454**
		Jun-14	142 781	59 675	96 274	82 806	46 330	75 609	39 240	36 572	23 209	28 923	631 419	683	3 100	7 026	10 809	642 228	33 561	675 789
Capital expenditure	**($'000)**	**Sep-14**	**11 553**	**5 160**	**7 913**	**7 758**	**3 765**	**6 838**	**2 280**	**2 859**	**2 715**	**1 898**	**52 739**	**59**	**47**	**596**	**702**	**53 441**	**1 965**	**55 406**
		Jun-14	13 581	5 676	9 157	7 876	4 407	7 192	3 732	3 479	2 208	2 751	60 059	65	295	668	1 028	61 087	3 192	64 279
Adjusted operating costs	**– R/kg**	**Sep-14**	**415 112**	**452 885**	**349 811**	**377 677**	**370 678**	**290 243**	**241 208**	**358 710**	**371 633**	**354 776**	**360 050**	**334 150**	**385 791**	**372 575**	**364 675**	**360 548**	**332 683**	**357 974**
		Jun-14	348 804	548 431	368 133	294 107	395 334	279 358	312 620	299 867	385 498	444 310	347 984	335 444	339 804	396 904	360 742	349 039	288 118	342 933
Adjusted operating costs	**– $/oz**	**Sep-14**	**1 199**	**1 308**	**1 011**	**1 091**	**1 071**	**839**	**697**	**1 036**	**1 074**	**1 025**	**1 040**	**965**	**1 115**	**1 076**	**1 054**	**1 042**	**960**	**1 034**
		Jun-14	1 032	1 622	1 089	870	1 170	826	925	887	1 140	1 314	1 029	992	1 005	1 174	1 067	1 033	847	1 015
All-in sustaining costs	**– R/kg**	**Sep-14**	**516 475**	**542 644**	**455 711**	**467 277**	**443 372**	**369 043**	**271 532**	**402 722**	**446 757**	**410 359**	**438 942**	**336 607**	**398 180**	**404 573**	**382 277**	**433 919**	**403 002**	**431 063**
		Jun-14	489 102	688 392	491 231	375 224	485 991	358 028	362 042	344 922	459 398	538 569	442 360	338 792	363 737	434 223	383 899	437 028	350 783	428 383
All-in sustaining costs	**– $/oz**	**Sep-14**	**1 492**	**1 568**	**1 317**	**1 350**	**1 281**	**1 066**	**785**	**1 164**	**1 291**	**1 186**	**1 268**	**973**	**1 150**	**1 169**	**1 104**	**1 254**	**1 163**	**1 245**
		Jun-14	1 447	2 037	1 453	1 110	1 438	1 059	1 071	1 020	1 359	1 593	1 309	1 002	1 076	1 285	1 136	1 293	1 032	1 267

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

| Figures in million | Note | Quarter ended | | | Year ended |
		30 September 2014 (Unaudited)	30 June 2014 (Unaudited)	30 September 2013 (Unaudited)	30 June 2014 (Audited)
Revenue		**4 431**	3 763	4 018	**15 682**
Cost of sales	2	**(4 319)**	(4 941)	(3 735)	**(16 088)**
Production costs		**(3 518)**	(2 916)	(2 981)	**(11 888)**
Amortisation and depreciation		**(650)**	(526)	(577)	**(2 143)**
Impairment of assets		**–**	(1 410)	–	**(1 439)**
Other items		**(151)**	(89)	(177)	**(618)**
Gross profit/(loss)		**112**	(1 178)	283	**(406)**
Corporate, administration and other expenditure		**(111)**	(112)	(108)	**(430)**
Social investment expenditure		**(24)**	(21)	(38)	**(88)**
Exploration expenditure		**(85)**	(114)	(142)	**(458)**
Profit on sale of property, plant and equipment		**–**	30	–	**30**
Other (expenses)/income – net	5	**(187)**	(47)	1	**(208)**
Operating loss		**(295)**	(1 442)	(4)	**(1 560)**
(Loss)/profit from associates	4	**–**	(125)	3	**(109)**
Profit on disposal/(impairment) of investments		**–**	14	(7)	**7**
Net gain on financial instruments		**7**	32	74	**170**
Investment income		**51**	61	45	**220**
Finance cost		**(65)**	(101)	(60)	**(277)**
(Loss)/profit before taxation		**(302)**	(1 561)	51	**(1 549)**
Taxation		**36**	338	(38)	**279**
Normal taxation		**1**	1	(49)	**(24)**
Deferred taxation		**35**	337	11	**303**
Net (loss)/profit for the period		**(266)**	(1 223)	13	**(1 270)**
Attributable to:					
Owners of the parent		**(266)**	(1 223)	13	**(1 270)**
(Loss)/earnings per ordinary share (cents)	3				
Basic (loss)/earnings		**(61)**	(282)	3	**(293)**
Diluted (loss)/earnings		**(61)**	(282)	3	**(293)**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

Figures in million	Quarter ended 30 September 2014 (Unaudited)	30 June 2014 (Unaudited)	30 September 2013 (Unaudited)	Year ended 30 June 2014 (Audited)
Net (loss)/profit for the period	(266)	(1 223)	13	(1 270)
Other comprehensive income/(loss) for the period, net of income tax	179	624	(695)	(140)
Items that may be reclassified subsequently to profit or loss:	179	655	(695)	(109)
Foreign exchange translation	179	668	(694)	(108)
Movements on investments	–	(13)	(1)	(1)
Items that will not be reclassified to profit or loss:	–	(31)	–	(31)
Actuarial loss recognised during the year	–	(38)	–	(38)
Deferred taxation thereon	–	7	–	7
Total comprehensive loss for the period	**(87)**	**(599)**	**(682)**	**(1 410)**
Attributable to:				
Owners of the parent	**(87)**	(599)	(682)	**(1 410)**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)
for the three months ended 30 September 2014 (unaudited)

Figures in million	Share capital	Other reserves	(Accumulated loss)/ retained earnings	Total
Balance – 30 June 2014	28 325	3 539	(822)	31 042
Share-based payments	–	69	–	69
Net loss for the period	–	–	(266)	(266)
Other comprehensive income for the period	–	179	–	179
Balance – 30 September 2014	**28 325**	**3 787**	**(1 088)**	**31 024**
Balance – 30 June 2013	28 325	3 442	448	32 215
Share-based payments	–	43	–	43
Net profit for the period	–	–	13	13
Other comprehensive loss for the period	–	(695)	–	(695)
Balance – 30 September 2013	**28 325**	**2 790**	**461**	**31 576**

The accompanying notes are an integral part of these condensed consolidated financial statements.

The unaudited condensed consolidated financial statements for the three months ended 30 September 2014 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of Harmony Gold Mining Company Limited. These financial statements have not been audited or independently reviewed.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

Figures in million	Note	At 30 September 2014 (Unaudited)	At 30 June 2014 (Audited)	At 30 September 2013 (Unaudited)
ASSETS				
Non-current assets				
Property, plant and equipment		**33 232**	33 069	32 195
Intangible assets		**885**	886	2 191
Restricted cash		**38**	42	38
Restricted investments		**2 329**	2 299	2 143
Deferred tax assets		**76**	81	93
Investments in associates	4	**–**	–	112
Investments in financial assets		**4**	4	42
Inventories		**50**	50	57
Total non-current assets		**36 614**	36 431	36 871
Current assets				
Inventories		**1 390**	1 534	1 482
Trade and other receivables		**693**	951	1 238
Income and mining taxes		**94**	110	103
Restricted cash		**15**	15	–
Cash and cash equivalents		**2 281**	1 829	2 288
Total current assets		**4 473**	4 439	5 111
Total assets		**41 087**	40 870	41 982
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		**28 325**	28 325	28 325
Other reserves		**3 787**	3 539	2 790
(Accumulated loss)/retained earnings		**(1 088)**	(822)	461
Total equity		**31 024**	31 042	31 576
Non-current liabilities				
Deferred tax liabilities		**2 640**	2 680	2 998
Provision for environmental rehabilitation		**2 148**	2 098	1 990
Retirement benefit obligation		**251**	247	198
Other non-current liabilities	6	**40**	95	63
Borrowings	5	**–**	2 860	2 868
Total non-current liabilities		**5 079**	7 980	8 117
Current liabilities				
Borrowings	5	**3 052**	–	291
Income and mining taxes		**9**	–	24
Trade and other payables	6	**1 923**	1 848	1 974
Total current liabilities		**4 984**	1 848	2 289
Total equity and liabilities		**41 087**	40 870	41 982

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

Figures in million	Quarter ended			Year ended 30 June 2014 (Audited)
	30 September 2014 (Unaudited)	30 June 2014 (Unaudited) Restated*	30 September 2013 (Unaudited) Restated#	
Cash flow from operating activities				
Cash generated by operations	**1 071**	443	295	**2 247**
Interest and dividends received	**25**	47	26	**139**
Interest paid	**(23)**	(32)	(29)	**(121)**
Income and mining taxes refunded	**25**	31	–	**3**
Cash generated by operating activities	**1 098**	489	292	**2 268**
Cash flow from investing activities				
Decrease/(increase) in restricted cash	**4**	(3)	–	**(6)**
Decrease/(increase) in restricted investments	**1**	(24)	–	**(24)**
Proceeds on disposal of investments	**–**	51	–	**51**
Net additions to property, plant and equipment[1]	**(651)**	(699)	(684)	**(2 661)**
Cash utilised by investing activities	**(646)**	(675)	(684)	**(2 640)**
Cash flow from financing activities				
Borrowings raised	**–**	–	612	**612**
Borrowings repaid	**–**	–	(3)	**(468)**
Cash generated by financing activities	**–**	–	609	**144**
Foreign currency translation adjustments	**–**	7	(18)	**(32)**
Net increase/(decrease) in cash and cash equivalents	**452**	(179)	199	**(260)**
Cash and cash equivalents – beginning of period	**1 829**	2 008	2 089	**2 089**
Cash and cash equivalents – end of period	**2 281**	1 829	2 288	**1 829**

[1] Includes capital expenditure for Wafi-Golpu and other international projects of R15 million in the September 2014 quarter (June 2014 quarter: R12 million) (September 2013 quarter: Rnil) and R12 million in the year ended 30 June 2014.

* Cash generated by operating activities and cash utilised by investing activities previously reported as R470 million and (R656 million) restated to R489 million and (R675 million) respectively in the June 2014 quarter. This is mainly related to the change in accounting policy for IFRIC 20.

Cash generated by operating activities and cash utilised by investing activities previously reported as R235 million and (R627 million) restated to R292 million and (R684 million) respectively in the September 2013 quarter. This is mainly related to the change in accounting policy for IFRIC 20.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the three months ended 30 September 2014 (Rand)

1. **Accounting policies**

   Basis of accounting

   The condensed consolidated financial statements for the three months ended 30 September 2014 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2014, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

   The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 July 2014 and had no impact on the financial results of the group:

   IFRSs   Annual Improvements 2010 – 2012 Cycle

   IAS 32   Amendment – Presentation – Offsetting Financial Assets and Financial Liabilities

   IAS 36   Amendment – Impairment of Assets – Recoverable amount disclosures for non-financial assets

   IFRIC 21 Levies

2. **Cost of sales**

| | Quarter ended | | | Year ended |
| | 30 September 2014 (Unaudited) | 30 June 2014 (Unaudited) | 30 September 2013 (Unaudited) | 30 June 2014 (Audited) |
Figures in million				
Production costs – excluding royalty	3 486	2 891	2 943	11 761
Royalty expense	32	25	38	127
Amortisation and depreciation	650	526	577	2 143
Impairment of assets[1]	–	1 410	–	1 439
Rehabilitation expenditure/(credit)[2]	14	(9)	15	8
Care and maintenance cost of restructured shafts	17	13	17	66
Employment termination and restructuring costs[3]	48	40	94	274
Share-based payments	73	44	51	270
Other	(1)	1	–	–
Total cost of sales	**4 319**	4 941	3 735	**16 088**

[1] The impairment in the June 2014 quarter consists of an impairment of R1.38 billion on Phakisa, R7 million on Steyn 2 and R21 million on St Helena.

[2] Included in the total for the June 2014 quarter is a credit of R21 million relating to the change in estimate following the annual reassessment.

[3] Included in the totals for the year ended June 2014 and the June 2014 and September 2013 quarters are amounts relating to the restructuring at Hidden Valley, while all periods include amounts relating to the voluntary retrenchment packages offered in South Africa. The September 2014 quarter total includes amounts provided for employees of Target 3.

3. (Loss)/earnings per share

	Quarter ended			Year ended
	30 September 2014 (Unaudited)	30 June 2014 (Unaudited)	30 September 2013 (Unaudited)	30 June 2014 (Audited)
Weighted average number of shares (million)	**434.1**	433.9	432.6	**433.2**
Weighted average number of diluted shares (million)	**435.4**	435.2	433.0	**434.7**
Total (loss)/earnings per share (cents):				
Basic (loss)/earnings	**(61)**	(282)	3	**(293)**
Diluted (loss)/earnings	**(61)**	(282)	3	**(293)**
Headline (loss)/earnings	**(61)**	30	5	**26**
Diluted headline (loss)/earnings	**(61)**	30	5	**26**
Figures in million				
Reconciliation of headline (loss)/earnings:				
Net (loss)/profit	**(266)**	(1 223)	13	**(1 270)**
Adjusted for:				
(Profit on disposal)/impairment of investments[1]	**–**	(14)	7	**(7)**
Impairment of assets	**–**	1 410	–	**1 439**
Taxation effect on impairment of assets	**–**	(20)	–	**(24)**
Profit on sale of property, plant and equipment	**–**	(30)	–	**(30)**
Taxation effect of profit on sale of property, plant and equipment	**–**	6	–	**6**
Headline (loss)/earnings	**(266)**	129	20	**114**

[1] There is no taxation effect on these items.

4. Investment in associate

Harmony holds a 10.38% share in Rand Refinery. Due to the issues experienced at Rand Refinery following the implementation of a new Enterprise Resource Planning (ERP) system on 1 April 2013, and the fact that the annual financial statements for the year ended 30 September 2013 have not been finalised, Harmony has provided for its full share of loss for the inventory discrepancy. Therefore, Harmony has recognised a R127 million loss in the June 2014 quarter to account for its share of this discrepancy.

As a precautionary measure following the challenges experienced by the implementation of the software system, Rand Refinery's shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion, which can only be drawn down when there is confirmation that an actual loss has been incurred. The facility, if drawn down, is convertible to equity after a period of two years. Harmony's maximum commitment in terms of this facility will be R140 million. Interest on the facility will be JIBAR plus a margin of 3.5%. The agreements relating to the facility were signed on 23 July 2014.

5. Borrowings

There were no draw downs made from the US$300 million syndicated revolving credit facility during the September 2014 quarter and the drawn level remains at US$270 million. The weakening of the Rand against the US$ resulted in a foreign exchange translation loss of R192 million being recorded in the September 2014 quarter (June 2014 quarter: R11 million), increasing the borrowings balance and Other (expenses)/income – net. The facility is repayable by September 2015. As a result, the borrowings balance was reclassified to current liabilities.

At 30 September 2014, the full amount was available on the Nedbank revolving credit facility of R1.3 billion. The facility is available until December 2016.

6. Other non-current liabilities

During the September 2014 quarter, negotiations were entered into with the claimants in the matter relating to the pumping and treatment cost of fissure water in the Klerksdorp, Orkney, Stilfontein and Hartbeesfontein (KOSH) Basin. Payment was made to Simmer and Jack Investments Proprietary Limited as full and final settlement during the quarter, while the full and final settlement to Anglogold Ashanti Limited was made in October 2014. The amount owing to Anglogold Ashanti Limited was reclassified to trade and other payables at 30 September 2014.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the three months ended 30 September 2014 (Rand)

7. **Financial risk management activities**

   Fair value determination

   The following table presents the group's assets and liabilities that are measured at fair value by level within the fair value hierarchy:

   Level 1:   Quoted prices (unadjusted) in active markets for identical assets;

   Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);

   Level 3:   Inputs for the asset that are not based on observable market data (that is unobservable inputs).

Figures in million	At 30 September 2014 (Unaudited)	At 30 June 2014 (Audited)	At 30 September 2013 (Unaudited)
Available-for-sale financial assets[1]			
Level 1	**–**	–	37
Level 2	**–**	–	–
Level 3	**4**	4	5
Fair value through profit or loss[2]			
Level 1	**–**	–	–
Level 2	**632**	798	933
Level 3	**–**	–	–

[1] Level 1 fair values are directly derived from actively traded shares on the JSE.

   Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.

[2] The majority of the level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate.

8. **Commitments and contingencies**

Figures in million	At 30 September 2014 (Unaudited)	At 30 June 2014 (Audited)	At 30 September 2013 (Unaudited)
Capital expenditure commitments:			
Contracts for capital expenditure	**206**	157	351
Authorised by the directors but not contracted for	**2 359**	519	1 835
	2 565	676	2 186

   This expenditure will be financed from existing resources and, where appropriate, borrowings.

   Contingent liabilities

   For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2014, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2014, except as discussed below:

   (a)   During July 2014, Harmony extended an irrevocable, subordinated loan facility to Rand Refinery. The facility, if drawn down, is convertible to equity after a period of two years. Harmony's maximum commitment in terms of this facility is R140 million. Refer to note 4 for further details.

9. **Related parties**

   Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. There have been no transactions with related parties during the September 2014 quarter.

10. **Subsequent events**

(a) Refer to note 6 for subsequent changes relating to the KOSH matter.

(b) Target 3 was closed at the end of the September 2014 quarter and placed on care and maintenance. The section 189 process is still continuing and expected to impact approximately 350 employees. Retrenchment costs are expected to be approximately R25 million.

(c) On 31 October 2014, Harmony announced that it would be closing Kusasalethu for two weeks, following three underground fires started by illegal miners during October 2014. During this period, management aims to remove all illegal miners as well as complete all security and access control measures needed to tighten control on entry and exit from the mine. No production will occur during this period and employees will be sent on leave. This stoppage, together with the ten production days lost in October 2014 as a result of the fires, will have a negative impact on Kusasalethu's results and therefore on the group's results for the December 2014 quarter.

11. **Segment report**

The segment report follows on page 15.

12. **Reconciliation of segment information to condensed consolidated income statements and balance sheets**

	Three months ended	
Figures in million	**30 September 2014 (Unaudited)**	30 September 2013 (Unaudited)
The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	**4 431**	4 018
Total segment production costs	**(3 518)**	(2 981)
Production profit per segment report	**913**	1 037
Depreciation	**(650)**	(577)
Other cost of sales items	**(151)**	(177)
Gross profit as per income statements[1]	**112**	283

[1] The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

	At 30 September 2014 (Unaudited)	At 30 September 2013 (Unaudited)
Figures in million		
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	**779**	1 155
Undeveloped property	**5 139**	5 139
Other non-mining assets	**143**	74
Wafi-Golpu assets	**1 140**	981
	7 201	7 349

SEGMENT REPORT (RAND/METRIC)

for the three months ended 30 September 2014 (Unaudited)

	Revenue 30 September		Production cost 30 September		Production profit 30 September		Mining assets 30 September		Capital expenditure# 30 September		Kilograms produced 30 September		Tonnes milled 30 September	
	2014	2013	**2014**	2013	**2014**	2013	**2014**	2013	**2014**	2013	**2014**	2013	**2014**	2013
	R million		**R million**		**R million**		**R million**		**R million**		**kg**		**t'000**	
South Africa														
Underground														
Kusasalethu	**636**	471	**582**	395	**54**	76	**3 666**	3 457	**124**	120	**1 334**	1 272	**290**	329
Doornkop	**309**	342	**309**	288	**–**	54	**3 343**	3 375	**55**	60	**619**	765	**136**	236
Phakisa	**385**	318	**298**	265	**87**	53	**4 611**	4 534	**85**	91	**855**	755	**158**	156
Tshepong	**486**	443	**407**	346	**79**	97	**3 959**	3 918	**83**	68	**1 078**	1 049	**259**	249
Masimong	**315**	319	**258**	258	**57**	61	**1 068**	1 005	**41**	38	**698**	758	**185**	189
Target 1	**484**	423	**312**	225	**172**	198	**2 785**	2 704	**74**	62	**1 042**	1 081	**183**	191
Bambanani[(a)]	**328**	325	**174**	169	**154**	156	**834**	886	**25**	33	**727**	769	**59**	63
Joel	**279**	297	**223**	179	**56**	118	**468**	329	**31**	42	**533**	697	**146**	159
Unisel	**215**	201	**177**	150	**38**	51	**635**	344	**29**	17	**477**	476	**114**	108
Target 3	**205**	154	**162**	127	**43**	27	**551**	482	**20**	35	**442**	392	**81**	82
Surface														
All other surface operations	**381**	366	**310**	267	**71**	99	**475**	465	**8**	8	**781**	846	**2 638**	2 781
Total South Africa	**4 023**	3 659	**3 212**	2 669	**811**	990	**22 395**	21 499	**575**	574	**8 586**	8 860	**4 249**	4 543
International														
Hidden Valley	**408**	359	**306**	312	**102**	47	**3 636**	3 347	**21**	48	**849**	775	**521**	503
Total international	**408**	359	**306**	312	**102**	47	**3 636**	3 347	**21**	48	**849**	775	**521**	503
Total operations	**4 431**	4 018	**3 518**	2 981	**913**	1 037	**26 031**	24 846	**596**	622	**9 435**	9 635	**4 770**	5 046
Reconciliation of the segment information to the condensed consolidated financial statements (refer to note 12)							**7 201**	7 349						
	4 431	4 018	**3 518**	2 981			**33 232**	32 195						

Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R15 million (2013: Rnil).

[(a)] Includes Steyn 2 for the September 2013 amounts.











Q1 FY15
US$ RESULTS
FOR THE FIRST QUARTER
ENDED
30 SEPTEMBER 2014

OPERATING RESULTS (US$/IMPERIAL)

			South Africa																Hidden Valley	Harmony Total
			Underground production											Surface production						
		Three months Ended	Kusasa-lethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa		
Ore milled	**– t'000**	**Sep-14**	**320**	**150**	**174**	**286**	**204**	**202**	**65**	**161**	**126**	**89**	**1 777**	**1 774**	**701**	**433**	**2 908**	**4 685**	**575**	**5 260**
		Jun-14	315	178	161	272	172	227	54	168	108	78	1 733	1 725	716	428	2 869	4 602	579	5 181
Gold produced	**– oz**	**Sep-14**	**42 889**	**19 901**	**27 489**	**34 658**	**22 441**	**33 501**	**23 374**	**17 136**	**15 336**	**14 211**	**250 936**	**7 491**	**7 137**	**10 481**	**25 109**	**276 045**	**27 296**	**303 341**
		Jun-14	43 500	17 104	24 531	38 195	19 805	32 086	17 651	19 901	12 603	9 999	235 375	6 173	7 234	8 616	22 023	257 398	29 868	287 266
Yield	**– oz/t**	**Sep-14**	**0.134**	**0.133**	**0.158**	**0.121**	**0.110**	**0.166**	**0.360**	**0.106**	**0.122**	**0.160**	**0.141**	**0.004**	**0.010**	**0.024**	**0.009**	**0.059**	**0.047**	**0.058**
		Jun-14	0.138	0.096	0.152	0.140	0.115	0.141	0.327	0.118	0.117	0.128	0.136	0.004	0.010	0.020	0.008	0.056	0.052	0.055
Cash operating costs	**– $/oz**	**Sep-14**	**1 198**	**1 274**	**1 001**	**1 067**	**1 063**	**825**	**699**	**1 069**	**1 072**	**1 009**	**1 029**	**949**	**1 114**	**1 080**	**1 051**	**1 031**	**997**	**1 028**
		Jun-14	1 034	1 544	1 086	879	1 173	838	891	839	1 124	1 324	1 026	1 042	1 008	1 101	1 054	1 029	863	1 011
Cash operating costs	**– $/t**	**Sep-14**	**161**	**169**	**158**	**129**	**117**	**137**	**252**	**114**	**131**	**161**	**145**	**4**	**11**	**26**	**9**	**61**	**47**	**59**
		Jun-14	143	148	166	123	135	118	291	99	131	170	139	4	10	22	8	58	45	56
Gold sold	**– oz**	**Sep-14**	**46 072**	**22 409**	**27 907**	**35 237**	**22 795**	**35 044**	**23 759**	**20 255**	**15 593**	**14 854**	**263 925**	**8 295**	**7 684**	**11 510**	**27 489**	**291 414**	**29 675**	**321 089**
		Jun-14	36 362	14 725	24 402	37 970	19 676	35 462	17 522	17 490	12 539	11 060	227 208	6 559	7 234	8 777	22 570	249 778	27 843	277 621
Revenue	**($'000)**	**Sep-14**	**59 074**	**28 744**	**35 805**	**45 178**	**29 220**	**44 929**	**30 476**	**25 957**	**20 014**	**19 040**	**338 437**	**10 644**	**9 931**	**14 736**	**35 311**	**373 748**	**37 866**	**411 614**
		Jun-14	46 897	18 620	31 584	49 159	25 495	45 846	22 730	22 646	16 222	14 267	293 466	8 485	8 909	11 392	28 786	322 252	35 658	357 910
Cash operating costs	**($'000)**	**Sep-14**	**51 373**	**25 356**	**27 508**	**36 964**	**23 849**	**27 645**	**16 350**	**18 310**	**16 444**	**14 345**	**258 144**	**7 112**	**7 952**	**11 321**	**26 385**	**284 529**	**27 210**	**311 739**
		Jun-14	44 982	26 409	26 647	33 560	23 222	26 895	15 720	16 705	14 161	13 239	241 540	6 433	7 292	9 488	23 213	264 753	25 784	290 537
Inventory movement	**($'000)**	**Sep-14**	**2 717**	**3 312**	**170**	**844**	**118**	**1 293**	**(138)**	**2 372**	**(1)**	**672**	**11 359**	**894**	**613**	**925**	**2 432**	**13 791**	**1 256**	**15 047**
		Jun-14	(7 929)	(3 223)	(517)	(1 131)	(298)	2 038	217	(1 460)	(106)	1 008	(11 401)	75	(19)	322	378	(11 023)	(2 202)	(13 225)
Operating costs	**($'000)**	**Sep-14**	**54 090**	**28 668**	**27 678**	**37 808**	**23 967**	**28 938**	**16 212**	**20 682**	**16 443**	**15 017**	**269 503**	**8 006**	**8 565**	**12 246**	**28 817**	**298 320**	**28 466**	**326 786**
		Jun-14	37 053	23 186	26 130	32 429	22 924	28 933	15 937	15 245	14 055	14 247	230 139	6 508	7 273	9 810	23 591	253 730	23 582	277 312
Production profit/(loss)	**($'000)**	**Sep-14**	**4 984**	**76**	**8 127**	**7 370**	**5 253**	**15 991**	**14 264**	**5 275**	**3 571**	**4 023**	**68 934**	**2 638**	**1 366**	**2 490**	**6 494**	**75 428**	**9 400**	**84 828**
		Jun-14	9 844	(4 566)	5 454	16 730	2 571	16 913	6 793	7 401	2 167	20	63 327	1 977	1 636	1 582	5 195	68 522	12 076	80 598
Capital expenditure	**($'000)**	**Sep-14**	**11 553**	**5 160**	**7 913**	**7 758**	**3 765**	**6 838**	**2 280**	**2 859**	**2 715**	**1 898**	**52 739**	**59**	**47**	**596**	**702**	**53 441**	**1 965**	**55 406**
		Jun-14	13 581	5 676	9 157	7 876	4 407	7 192	3 732	3 479	2 208	2 751	60 059	65	295	668	1 028	61 087	3 192	64 279
Adjusted operating costs	**– $/oz**	**Sep-14**	**1 199**	**1 308**	**1 011**	**1 091**	**1 071**	**839**	**697**	**1 036**	**1 074**	**1 025**	**1 040**	**965**	**1 115**	**1 076**	**1 054**	**1 042**	**960**	**1 034**
		Jun-14	1 032	1 622	1 089	870	1 170	826	925	887	1 140	1 314	1 029	992	1 005	1 174	1 067	1 033	847	1 015
All-in sustaining costs	**– $/oz**	**Sep-14**	**1 492**	**1 568**	**1 317**	**1 350**	**1 281**	**1 066**	**785**	**1 164**	**1 291**	**1 186**	**1 268**	**973**	**1 150**	**1 169**	**1 104**	**1 254**	**1 163**	**1 245**
		Jun-14	1 447	2 037	1 453	1 110	1 438	1 059	1 071	1 020	1 359	1 593	1 309	1 002	1 076	1 285	1 136	1 293	1 032	1 267

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended			Year ended
	30 September 2014 (Unaudited)	30 June 2014 (Unaudited)	30 September 2013 (Unaudited)	30 June 2014 (Audited)
Revenue	**412**	358	403	**1 515**
Cost of sales	**(401)**	(469)	(375)	**(1 549)**
Production costs	**(327)**	(277)	(299)	**(1 148)**
Amortisation and depreciation	**(60)**	(50)	(58)	**(207)**
Impairment of assets	**–**	(134)	–	**(135)**
Other items	**(14)**	(8)	(18)	**(59)**
Gross profit/(loss)	**11**	(111)	28	**(34)**
Corporate, administration and other expenditure	**(10)**	(11)	(11)	**(42)**
Social investment expenditure	**(2)**	(2)	(4)	**(9)**
Exploration expenditure	**(8)**	(11)	(14)	**(44)**
Profit on sale of property, plant and equipment	**–**	3	–	**3**
Other expenses (net)	**(18)**	(4)	–	**(20)**
Operating loss	**(27)**	(136)	(1)	**(146)**
Profit from associates	**–**	(12)	–	**(10)**
Profit on disposal/(impairment) of investments	**–**	1	(1)	**1**
Net gain on financial instruments	**1**	3	8	**16**
Investment income	**4**	6	5	**21**
Finance cost	**(6)**	(10)	(6)	**(27)**
(Loss)/profit before taxation	**(28)**	(148)	5	**(145)**
Taxation	**3**	32	(4)	**27**
Normal taxation	**–**	–	(5)	**(2)**
Deferred taxation	**3**	32	1	**29**
Net (loss)/profit for the period	**(25)**	(116)	1	**(118)**
Attributable to:				
Owners of the parent	**(25)**	(116)	1	**(118)**
Loss per ordinary share (cents)				
Basic loss	**(6)**	(27)	–	**(27)**
Diluted loss	**(6)**	(27)	–	**(27)**

The currency conversion average rates for the quarter ended: September 2014: US$1 = R10.77 (June 2014: US$1 = R10.51, September 2013: US$1 = R9.96). For year ended: June 2014: US$1 = R10.35.

The income statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

Figures in million	Quarter ended			Year ended
	30 September 2014 (Unaudited)	30 June 2014 (Unaudited)	30 September 2013 (Unaudited)	30 June 2014 (Audited)
Net (loss)/profit for the period	(25)	(116)	1	(118)
Other comprehensive income/(loss) for the period, net of income tax	17	59	(70)	(209)
Items that may be reclassified subsequently to profit or loss:	17	62	(70)	(206)
Foreign exchange translation	17	63	(70)	(206)
Movements on investments	–	(1)	–	–
Items that will not be reclassified to profit or loss:	–	(3)	–	(3)
Acturial loss recognised during the year	–	(4)	–	(4)
Deferred taxation thereon	–	1	–	1
Total comprehensive loss for the period	**(8)**	**(57)**	**(69)**	**(327)**
Attributable to:				
Owners of the parent	**(8)**	**(57)**	**(69)**	**(327)**

The currency conversion average rates for the quarter ended: September 2014: US$1 = R10.77 (June 2014: US$1 = R10.51, September 2013: US$1 = R9.96). For year ended: June 2014: US$1 = R10.35.

The statement of comprehensive income for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

for the three months ended 30 September 2014 (Convenience translation) (unaudited)

Figures in million	Share capital	Other reserves	(Accumulated loss)/ retained earnings	Total
Balance – 30 June 2014	2 503	313	(73)	2 743
Share-based payments	–	6	–	6
Net loss for the period	–	–	(23)	(23)
Other comprehensive income for the period	–	16	–	16
Balance – 30 September 2014	**2 503**	**335**	**(96)**	**2 742**
Balance – 30 June 2013	2 820	343	45	3 208
Share-based payments	–	4	–	4
Net profit for the period	–	–	1	1
Other comprehensive loss for the period	–	(69)	–	(69)
Balance – 30 September 2013	**2 820**	**278**	**46**	**3 144**

The currency conversion closing rates for the period ended 30 September 2014: US$1 = R11.32 (September 2013: US$1 = R10.05).

Note on convenience translations

Except where specific statements have been extracted from 2014 annual financial statements, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates,* have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 19 to 23.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Convenience translation)

Figures in million	At 30 September 2014 (Unaudited)	At 30 June 2014 (Audited)	At 30 September 2013 (Unaudited)
ASSETS			
Non-current assets			
Property, plant and equipment	**2 937**	3 116	3 205
Intangible assets	**78**	84	218
Restricted cash	**3**	4	4
Restricted investments	**206**	217	213
Deferred tax assets	**7**	8	9
Investments in associates	**–**	–	11
Investments in financial assets	**–**	–	4
Inventories	**4**	5	6
Total non-current assets	**3 235**	3 434	3 670
Current assets			
Inventories	**123**	145	147
Trade and other receivables	**61**	90	123
Income and mining taxes	**8**	10	10
Restricted cash	**1**	1	–
Cash and cash equivalents	**202**	172	228
Total current assets	**395**	418	508
Total assets	**3 630**	3 852	4 178
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	**2 503**	4 035	2 820
Other reserves	**335**	(887)	278
(Accumulated loss)/retained earnings	**(96)**	(223)	46
Total equity	**2 742**	2 925	3 144
Non-current liabilities			
Deferred tax liabilities	**233**	253	298
Provision for environmental rehabilitation	**190**	198	198
Retirement benefit obligation	**22**	23	20
Other non-current liabilities	**4**	9	6
Borrowings	**–**	270	285
Total non-current liabilities	**449**	753	807
Current liabilities			
Borrowings	**270**	–	29
Income and mining taxes	**1**	–	2
Trade and other payables	**168**	174	196
Total current liabilities	**439**	174	227
Total equity and liabilities	**3 630**	3 852	4 178

The balance sheet for September 2014 converted at a conversion rate of US$1 = R11.32 (June 2014: US$1 = R10.61, September 2013: US$1 = R10.05).

The balance sheet at 30 June 2014 has been extracted from the 2014 annual financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended			Year ended 30 June 2014 (Audited)
	30 September 2014 (Unaudited)	30 June 2014 (Unaudited) Restated*	30 September 2013 (Unaudited) Restated#	
Cash flow from operating activities				
Cash generated by operations	**99**	42	30	**218**
Interest and dividends received	**2**	4	3	**13**
Interest paid	**(2)**	(3)	(3)	**(12)**
Income and mining taxes refunded	**2**	3	–	–
Cash generated by operating activities	**101**	46	30	**219**
Cash flow from investing activities				
Increase in restricted cash	**–**	–	–	**(1)**
Increase in restricted investments	**–**	(2)	–	**(2)**
Proceeds on disposal of investments	**–**	5	–	**5**
Net additions to property, plant and equipment[1]	**(60)**	(66)	(69)	**(257)**
Cash utilised by investing activities	**(60)**	(63)	(69)	**(255)**
Cash flow from financing activities				
Borrowings raised	**–**	–	61	**60**
Borrowings repaid	**–**	–	–	**(44)**
Cash generated by financing activities	**–**	–	61	**16**
Foreign currency translation adjustments	**(11)**	(1)	(3)	**(17)**
Net increase/(decrease) in cash and cash equivalents	**30**	(18)	19	**(37)**
Cash and cash equivalents – beginning of period	**172**	190	209	**209**
Cash and cash equivalents – end of period	**202**	172	228	**172**

[1] Includes capital expenditure for Wafi-Golpu and other international projects of US$1 million in the September 2014 quarter (June 2014 quarter: US$1 million) (September 2013 quarter: US$nil) and US$1 million in the year ended 30 June 2014.

* Cash generated by operating activities and cash utilised by investing activities previously reported as US$45 million and (US$62 million) restated to US$46 million and (US$63 million) respectively in the June 2014 quarter. This is mainly related to the change in accounting policy for IFRIC 20.

Cash generated by operating activities and cash utilised by investing activities previously reported as US$24 million and (US$63 million) restated to US$30 million and (US$69 million) respectively in the September 2013 quarter. This is mainly related to the change in accounting policy for IFRIC 20.

The currency conversion average rates for the quarter ended: September 2014: US$1 = R10.77 (June 2014: US$1 = R10.51, September 2013: US$1 = R9.96). For year ended: June 2014: US$1 = R10.35.

Closing balance translated at closing rates of: September 2014: US$1 = R11.32 (June 2014: US$1 = 10.61, September 2013: US$1 = R10.05).

The cash flow statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)

for the three months ended 30 September 2014 (Unaudited)

	Revenue 30 September		Production cost 30 September		Production profit 30 September		Mining assets 30 September		Capital expenditure# 30 September		Ounces produced 30 September		Tons milled 30 September	
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa														
Underground														
Kusasalethu	59	47	54	39	5	8	324	344	11	12	42 889	40 896	320	363
Doornkop	29	34	29	29	–	5	295	336	5	6	19 901	24 595	149	260
Phakisa	36	32	28	27	8	5	408	451	8	9	27 489	24 274	174	172
Tshepong	45	45	38	35	7	10	350	390	7	7	34 658	33 726	286	275
Masimong	29	32	24	26	5	6	94	100	4	4	22 441	24 370	204	208
Target 1	45	43	29	23	16	20	246	269	7	6	33 501	34 755	203	211
Bambanani[a]	30	32	16	16	14	16	74	88	2	3	23 374	24 724	65	69
Joel	26	30	21	18	5	12	41	33	3	4	17 136	22 409	161	175
Unisel	20	20	16	15	4	5	56	34	3	2	15 336	15 304	126	119
Target 3	19	15	15	13	4	2	49	48	2	4	14 211	12 603	88	90
Surface														
All other surface operations	36	37	29	27	7	10	42	46	1	1	25 109	27 200	2 909	3 067
Total South Africa	374	367	299	268	75	99	1 979	2 139	53	58	276 045	284 856	4 685	5 009
International														
Hidden Valley	38	36	28	31	10	5	321	333	2	5	27 296	24 917	575	555
Total international	38	36	28	31	10	5	321	333	2	5	27 296	24 917	575	555
Total operations	412	403	327	299	85	104	2 300	2 472	55	63	303 341	309 773	5 260	5 564

Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$1 million (2013: US$nil).

[a] Includes Steyn 2 for the September 2013 amounts.

DEVELOPMENT RESULTS (METRIC)

Quarter ending September 2014

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	277	256	7.66	174.50	1 337
B Reef	48	46	155.61	4.00	623
All Reefs	**325**	**302**	**30.20**	**40.67**	**1 228**
Phakisa					
Basal	493	500	88.52	13.72	1 215
All Reefs	**493**	**500**	**88.52**	**13.72**	**1 215**
Doornkop					
South Reef	340	318	65.00	8.65	562
All Reefs	**340**	**318**	**65.00**	**8.64**	**562**
Kusasalethu					
VCR Reef	738	682	86.00	10.58	910
All Reefs	**738**	**682**	**86.00**	**10.58**	**910**
Total Target (incl. Target 1 & Target 3)					
Elsburg	49	12	278.00	1.06	296
Basal	45	56	20.00	68.70	1 374
A Reef	43	92	62.00	17.56	1 089
B Reef	114	90	118.00	6.64	784
All Reefs	**251**	**250**	**83.12**	**12.09**	**1 005**
Masimong 5					
Basal	566	484	34.23	24.88	852
B Reef	182	207	89.65	34.77	3 117
All Reefs	**748**	**691**	**50.83**	**30.10**	**1 530**
Unisel					
Basal	138	86	204.53	5.90	1 206
Leader	507	396	234.75	5.25	1 233
All Reefs	**645**	**482**	**229.36**	**5.35**	**1 228**
Joel					
Beatrix	291	354	123.00	6.88	846
All Reefs	**291**	**354**	**123.00**	**6.88**	**846**
Total Harmony					
Basal	1 520	1 382	58.97	18.93	1 116
Beatrix	291	354	123.00	6.88	846
Leader	507	396	234.75	5.25	1 233
B Reef	344	343	105.94	20.49	2 170
A Reef	43	92	62.00	17.56	1 089
Elsburg	49	12	278.00	1.06	296
South Reef	340	318	65.00	8.64	562
VCR	738	682	86.00	10.58	910
All Reefs	**3 831**	**3 579**	**95.75**	**11.61**	**1 111**

DEVELOPMENT RESULTS (IMPERIAL)

Quarter ending September 2014

	Reef Feet	Sampled Feet	Channel Width (Inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	909	840	3.00	5.12	15
B Reef	157	151	61.00	0.12	7
All Reefs	**1 066**	**991**	**12.00**	**1.18**	**14**
Phakisa					
Basal	1 618	1 640	35.00	0.40	14
All Reefs	**1 618**	**1 640**	**35.00**	**0.40**	**14**
Doornkop					
South Reef	1 114	1 043	26.00	0.25	6
All Reefs	**1 114**	**1 043**	**26.00**	**0.25**	**6**
Kusasalethu					
VCR Reef	2 420	2 236	34.00	0.31	10
All Reefs	**2 420**	**2 236**	**34.00**	**0.31**	**10**
Total Target (incl. Target 1 & Target 3)					
Elsburg	159	39	109.00	0.03	3
Basal	148	184	8.00	1.97	16
A Reef	141	302	24.00	0.52	13
B Reef	375	295	46.00	0.20	9
All Reefs	**823**	**820**	**33.00**	**0.35**	**12**
Masimong 5					
Basal	1 858	1 588	13.00	0.75	10
B Reef	597	679	35.00	1.02	36
All Reefs	**2 454**	**2 267**	**20.00**	**0.88**	**18**
Unisel					
Basal	453	282	81.00	0.17	14
Leader	1 663	1 299	92.00	0.15	14
All Reefs	**2 116**	**1 581**	**90.00**	**0.16**	**14**
Joel					
Beatrix	956	1 161	48.00	0.20	10
All Reefs	**956**	**1 161**	**48.00**	**0.20**	**10**
Total Harmony					
Basal	4 986	4 534	23.00	0.56	13
Beatrix	956	1 161	48.00	0.20	10
Leader	1 663	1 299	92.00	0.15	14
B Reef	1 129	1 125	42.00	0.59	25
A Reef	141	302	24.00	0.52	13
Elsburg	159	39	109.00	0.03	3
South Reef	1 114	1 043	26.00	0.25	6
VCR	2 420	2 236	34.00	0.31	10
All Reefs	**12 567**	**11 741**	**38.00**	**0.34**	**13**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 5, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director